June 24, 2011

VIA EDGAR

Scot Foley

SEC Attorney

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

RE: Unique Underwriters, Inc.

5650 Colleyville Blvd,

Colleyville, Texas 76034

PH: 817-281-3200

Re: Registration Statement on Form S-1 Amendment No. (3) for Unique Underwriters, Inc.

Dear Mr. Foley:

Thank you for your comment letter dated June 7, 2011 (the "Comment Letter") with respect to the above-captioned Registration Statement. We have filed our Amendment No. 4 to the Registration Statement on Form S-1/A of Unique Underwriters, Inc. (the "Company"), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

We are acknowledging that:

•                  The action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  We may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1.      We note your response to our prior comment 4. Please expand your disclosure to disclose the significance of the percentages (e.g. 84%, 7%, etc.). For example, if true, please disclose in your registration statement that the percentages you include are intended to indicate the approximate portion of your revenues being generated by each of your products.

Response: We expanded our disclosure to clearly state that the percentages indicate the approximate portion of revenues being generated by each of the products.

Please see page 5 and 23 of the Amendment.

2.      We are re-issuing prior comment 5 in part. Please revise your disclosure on page 5 to clarify that the products you describe are those that you are marketing and are underwritten by various third party insurance underwriters and that you are not currently developing your own products in-house.

Response: We revised our disclosure by adding the following paragraph:

The products described above are the products the company markets and are underwritten by various third party insurance underwriters and the company is not currently developing their own in-house products.

Please see page 5 and 23 of the Amendment.

3.      We are re-issuing prior comment 10. Based on your disclosure on page 40, it appears that you’re net losses as of the nine months ended March 31, 2011 totaled $479,277, rather than your net losses to date. Please revise your disclosure accordingly.

Response: We revised our disclosure as follows:

THE COMPANY HAS A LIMITED OPERATING HISTORY UPON WHICH TO BASE AN EVALUATION OF ITS BUSINESS AND PROSPECTS. WE MAY NOT BE SUCCESSFUL IN OUR EFFORTS TO GROW OUR BUSINESS AND TO EARN INCREASED REVENUES. WE HAD ACCUMULATED DEFICIT OF $573,893 AS OF MARCH 31, 2011, AND HAD NET LOSSES OF $479,277 FOR THE THREE MONTHS ENDED MARCH 31, 2011. AN INVESTMENT IN OUR SECURITIES REPRESENTS SIGNIFICANT RISK AND YOU MAY LOSE ALL OR PART YOUR ENTIRE INVESTMENT.

Please see page 9 of the Amendment.

4.      We acknowledge your response to our comment 13. Please clarify here and in your summary of significant accounting policies Note 1 for stock-based compensation how you value stock issued for services (i.e. based on fair value of services rendered).

Response: The amount of shares issued was based on the fair value of services rendered.

Please see page 45 of the Amendment.

5.      We are re-issuing prior comment 16. Please balance the current disclosure in this subsection to also disclose under the heading “2.2 Company History” when the company was formed, when it started generating revenues and the fact that the company has not yet made a profit.

Response: Unique Underwriters, Inc. was incorporated in the State of Texas on July 28, 2009. We are a national, independent, insurance sales and marketing company specializing in mortgage protection insurance, final expense, annuities and all aspects of life insurance sales.

After its inception, on July 28, 2009, Unique Underwriters, Inc spent the next 10 months of business as a development stage company, and in June 2010, Unique started generating revenues and growing, but has not yet made a profit. We are now a growth stage company. Unique Underwriters Inc. has a limited history of operations.

Please see page 24 of the Amendment.

6.      We are re-issuing prior comment 17. Please revise pages 24-25, as much of the disclosure included in this section continues to resemble marketing and recruitment literature and does not fully comply with the requirements of Item 101(h) of Regulation S-K. In particular, please revise your disclosure as follows:

•        Under “3.2 Competitive Comparison”, please delete the statements that “Unique Underwriters is your source for creating enormous opportunities from our leads. With these resources, agents will have a successful and rewarding career. With all the tools available from Unique Underwriters, and the resources at the Leads Station, agents will reach your financial goals quickly.” Alternatively, for each statement please provide us with the basis for each of your assertions.

•        Under “Pre-Qualified Exclusive Leads…”, please delete the phrase “to ensure agent success” or provide us with the basis for your statement.

•        Please delete the phrase “Strong Track Record” in your heading on page 24 or provide us with the basis for your statement.

•        Under “3.5 Technology”, please expand your disclosure under this heading to disclose the key milestones that you have in place. In addition, please disclose under this heading whether you plan to make improvements in technology if you continue to have a net loss and/or are unable to receive additional funding.

•        Under “3.6 Future Services”, please expand your disclosure under this heading to clarify who will be conducting the review described. Please also clarify under “3.6 Future Services” that Ralph Simpson and Samuel Wolfe are your sole founders, management and board members.

Response:

•        Deleted statement “Unique Underwriters is your source for creating enormous opportunities from our leads. With these resources, agents will have a successful and rewarding career. With all the tools available from Unique Underwriters, and the resources at the Leads Station, agents will reach your financial goals quickly.”

•        Deleted statement “to ensure agent success”

•        Deleted phrase “Strong Track Record”

•        Removed “3.5 Technology” section

•        Expanded the disclosure and added the following paragraph in “Future Services”

Samuel Wolfe and Ralph Simpson will be conducting the review described and that they are the sole founders, management and board members

Please see page 26 of the Amendment.

7.      Please tell us why you selected an independent auditor based in Cornelius, North Carolina given that your corporate headquarters, and presumably your accounting records, are located in Colleyville, Texas. Please also tell us whether your independent auditor is licensed in the State of Texas.

Response: Our audit firm, Bongiovanni & Associates, CPA’s has extensive experience with preparing audits for companies going public and they are also licensed in Florida and North Carolina and our Company does business in both states. As such, we believe a separate Texas licensure is not required.

8.      We acknowledge your response to our comment 20. Please clarify how “approval” from your insurance carriers is obtained would trigger revenue recognition (e.g. written documentation of approval, receipt of commission check, etc.). If you recognize revenue prior to the receipt of the commission check, disclose how you estimate the amount of revenue to be recognized as the company’s commission level as well as the agent’s commission level is variable. If revenue is recognized upon the receipt of the commission check, disclose the facts and circumstance of your accounting basis.

Response:

The approval from our insurance carriers occurs upon receipt of our commission check and the policy can be reviewed online. No revenue is recognized prior to receipt of the commission check.

Please see page 35 and 44 of the Amendment.

9.      You computed your provision for income taxes from inception through June 30, 2010 based on a federal income tax rate of 34%. Please tell us why you used the 34% tax rate instead of the top marginal corporate statutory tax rate of 35%.

Response: Corrected to 35%.

Please see page 38 and 47 of the Amendment.

10.   We acknowledge your response to our comment 23 and reissue our comment. It is unclear what the difference in terminology between “commissions” and “lead sales” relates to and how the change in terminology relates to the disclosures requested. As such, please disclose the revenues from external customers for each product and service (i.e. mortgage life insurance, final expense insurance, annuities) or each group of similar products and services unless it is impracticable to do so. If providing the information is impracticable, that fact shall be disclosed. Please note that the disclosure requested is not based on your reportable operating segments.

Response: Commissions are the monies we are paid from the carriers for approved policies.  Lead sales are the monies our independent agents pay the Company for leads.

11.   Please disclose the number of common shares sold pursuant to a private placement to investors as well and the number of shares issued to vendors.

Response: 10,387,282 shares were actually issued. 8,985,465 via Reg D 506 and 1,401,817 shares per “Oral Agreements”

12.   Please remove the dashes and replace with zero ($0) similar to your disclosure on page 37.

Response: Replaced dashes with zeros

Please see page 38 and 47 of the Amendment.

13.   On page 49, you disclose “We anticipate that our operational, and general and administrative expenses for the next 12 months will total approximately $100,000.” On page 47, you disclose that “We had operating expenses of $1,087,629 for nine months ended March 31st, 2011, resulting in a loss of $479,277 during the period.” In light of your expenses for the nine months ended March 31, 2011, please provide us with an explanation as to why you believe that your operating expenses for the next twelve months will be less than ten percent of your operating expenses for the last nine months. Alternatively, please revise your disclose to provide a reasonable estimate of your operating expenses in light of your expenses for the nine months ended March 31, 2011.

Response: Corrected to $1,500,000

Please see page 51 of the Amendment.

14.   You disclose that “As of June 30, 2011, we had cash of $23,174 on hand. Cash on hand as of March 31, 2011…is $119,984.” You also disclose that “The Company’s current cash on hand is sufficient to meet your working capital requirements for the next twelve month period.” Consistent with your response to the immediately preceding comment, please provide us with an analysis that supports your conclusion that your current cash on hand is sufficient to meet your working capital requirements for the next twelve month period. Alternatively, please revise your disclosure to clarify that your current cash on hand not sufficient to meet your working capital requirements for the next twelve month period.

Response: Corrected. Our current cash on hand is not sufficient to meet our working capital requirements for the next twelve month period.

Please see page 51 of the Amendment.

15.   We acknowledge your response to our comment 26 and we reissue our comment. It remains unclear why you would compare the fair value of the stock price to the fair value of services performed and how the difference between these two values effect your financial statements. It is also unclear why once your stock begins trading on an established trading market it will be subject to liquidity discounts since the presumption is that the fair value of your stock will be based on the value at which it is bought and sold in an established trading market.

Response: Technically, in a perfect world, there should not differences between the fair value of services rendered and the fair market price of the stock as the vendor should be paid with stock at a value equal to the fair value of services performed. However, differences do sometimes exist in this industry of small cap companies. Differences exist due to shares being issued to the vendors with Rule 144 restrictions, liquidity in the stock due to volume or lack thereof and other reasons. Sometimes additional shares need to be issued to vendors for the vendors to accept the six month holding period for reselling the shares. Due to the potential volatile nature of stock prices over time and the lack of being able to sell the stock, the shares have a probable chance of devaluing during the holding period until the shares are sold. In our financial statements, there have been no such differences. We merely wanted to point this out in our disclosures.

16.   We acknowledge your response to prior comment 28. The consent refers to an audit report dated December 31, 2010. The report in the registration statement has a date of March 8, 2011. Please revise accordingly in your next filed amendment or advise.

Response: Updated report filed

Very truly yours,

Signed by Samuel Wolfe, CEO UUI

cc: Sasha Parikh, SEC

Gus Rodriguez, SEC

Jennifer Riegel, SEC